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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                 SCHEDULE TO/A
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934
                               (Amendment No. 1)

                              AMERICAN FREIGHTWAYS
                                  CORPORATION
                           (Name of Subject Company)

                                   FDX, INC.
                               FEDEX CORPORATION
                       (Name of Filing Persons - Offeror)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                            -----------------------

                                   02629V108
                     (Cusip Number of Class of Securities)

                              KENNETH R. MASTERSON
                               FedEx Corporation
                           942 South Shady Grove Road
                               Memphis, TN 38120
                           Telephone: (901) 818-7200
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Dennis S. Hersch
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000


                           CALCULATION OF FILING FEE

     Transaction valuation*                         Amount of filing fee**
     ----------------------                         ----------------------
         $458,332,639                                       $91,667

*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 16,293,375 shares of the outstanding Common Stock, par value $0.01 per share, at a price per Share of $28.13 in cash. Such number of Shares represents approximately 50.1% of the shares of American Freightways Corporation outstanding as of November 10, 2000. **Calculated as 1/50 of 1% of the transaction value. Fee was paid on November 20, 2000.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_____________  Filing Party:_____________________________
Form or Registration No.:___________  Date Filed: ______________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:
    |X] third-party tender offer subject to Rule 14d-1.
    [ ] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
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


                         AMENDMENT NO. 1 TO SCHEDULE TO

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 20, 2000 (the "Schedule TO") relating to an offer by FedEx Corporation, a Delaware corporation ("Parent"), and FDX, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent, to purchase up to 50.1% of the outstanding shares of common stock, par value $.01 per share, and associated rights (the "Shares"), of American Freightways Corporation, an Arkansas corporation ("Company"), at $28.13 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

     The information set forth in the Offer to Purchase and related Letter of Transmittal, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings set forth in the Offer to Purchase.

     Item 11. Additional Information.

     Item 11 of Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

     1. The subsection entitled "The Offer - Certain Legal Matters; Regulatory Approvals. Antitrust" of the Offer to Purchase is hereby amended and supplemented with the following information:

     "The waiting period under the HSR Act applicable to the Offer expired on November 29, 2000."

     2. The subsection entitled "The Offer - Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is hereby amended and supplemented with the following information:

     "Legal Proceedings. On November 15, 2000 a purported class action was filed in the Chancery Court of Boone County, Arkansas, naming as defendants the Company and the members of the Company's Board of Directors. Plaintiff alleges, among other things, that the defendants have breached their fiduciary duties to the shareholders of the Company and requests certification as a class. The complaint seeks various forms of relief, including an injunction to preclude closing of the transaction. FedEx and the Company believe the allegations are without merit, and the Company has indicated that it intends to defend the action vigorously. Actions like these are often filed in connection with business combination transactions, and it is possible that there will be other, similar actions brought by other plaintiffs and that FedEx and Purchaser could also be named as defendants in any such actions. In any event, FedEx, Purchaser and the Company intend to defend all such actions vigorously."


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       FEDEX CORPORATION

                                       /s/ Kenneth R. Masterson
                                       -----------------------------------------
                                               (Signature)

                                       Kenneth R. Masterson, Executive Vice
                                       President, General Counsel and Secretary
                                       -----------------------------------------
                                               (Name and Title)

                                       November 30, 2000
                                       -----------------------------------------
                                               (Date)


                                       FDX, INC.


                                       /s/ Kenneth R. Masterson
                                       -----------------------------------------
                                              (Signature)

                                       Kenneth R. Masterson, President
                                       -----------------------------------------
                                              (Name and Title)

                                       November 30, 2000
                                       -----------------------------------------
                                              (Date)


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                                 EXHIBIT INDEX

Exhibit No.
-----------
   (a)(1)        Offer to Purchase dated November 20, 2000.*

   (a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

   (a)(3)        Notice of Guaranteed Delivery.*

   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(6)        Form of summary advertisement dated November 20, 2000.*

   (b)(1) Commitment Letter from The Chase Manhattan Bank dated November 10, 2000.*

  (d)-(1) Agreement and Plan of Merger among Parent, Purchaser and the Company dated as of November 12, 2000.*

  (d)-(2) Irrevocable Proxy and Voting Agreement among Parent and certain shareholders of the Company dated as of November 12, 2000.*

  (d)-(3) Confidentiality Agreement between Parent and the Company dated September 21, 2000.*

  (d)-(4) Confidentiality Agreement between Parent and the Company dated September 21, 2000.*

    (g)          Not applicable

    (h)          Not applicable


* Filed with the Schedule TO on November 20, 2000.